UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

October 2008

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                      Form 40-F

Indicate by check mark whether the  Registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:

1. A press release from Pearson plc announcing Trading Statement

15 October 2008

PEARSON NINE-MONTH TRADING UPDATE

Sales up 8% and operating profit up 11% at constant exchange rates

2008 adjusted EPS expected to be toward the top end of current market estimates*

Pearson, the international education and information company, is today providing an update on trading in the first nine months of 2008.

Pearson continued to perform well in the third quarter. For the first nine months, sales are up 8% and operating profit up 11% at constant exchange rates.

We are trading in line with our expectations, and we remain on track to make further progress on our financial goals in 2008. If the recent strengthening of the US dollar against sterling is maintained, we expect full-year adjusted earnings per share to be toward the top end of current market estimates*.

Marjorie Scardino, chief executive, said: "Pearson's strong performance continues.  We're naturally cautious about the global economic conditions, but we have good trading momentum, innovative products, resilient businesses and a strong balance sheet. With those advantages, we believe we are in good shape to prosper and strengthen our company, even through these turbulent times."

Highlights for the first nine months of 2008

Our Education  business is trading in line with expectations, with sales up 10%. The integration of 2007 acquisitions is progressing well and our margin guidance is unchanged: we expect 2008 margins to be similar to the 2007 levels, even after significant expensed integration costs, with margin improvements in 2009 and beyond.

In North American Education, sales are up 11%. The fourth quarter is an important selling season in higher education, but we expect our full-year sales to grow by around 10% (or by 2-4% in underlying terms).

We are benefiting from the breadth of our North American Education business, which has helped offset some softness in the US School publishing market, particularly in the supplemental publishing segment. enVisionMATH, our digital elementary mathematics programme, is performing particularly strongly, helping us take a 31% share of new adoptions where we competed. In Higher Education we are gaining share, helped by a strong performance in custom publishing and technology, with rapid growth of our digital MyLab programmes. Almost four million students have registered for these programmes so far this year, up 48% on the same period the previous year. Our Assessment & Information business is also growing strongly, benefiting from its large base of long-term contracts and its leading position across state and national testing, educational assessment, evaluation systems and clinical assessments.

In International Education, sales are up 10%. We expect full-year sales growth of around 10% (or in the low single digits in underlying terms), including the absence of the full UK National Curriculum Test Marking contract. We have achieved particularly strong growth this year in South Africa, Spain and Mexico. In the UK, we have gained share in school publishing through a period of significant curriculum change.

Our Professional Education  business is trading in line with our expectations, with sales 1% lower after nine months, but expected to increase in the low single digits for the year as a whole. We are seeing growth in testing volumes, and we expect our technology publishing business to benefit from new software releases in the fourth quarter.

At the FT Group, sales are up 11%. At FT Publishing, sales are up 14% with advertising revenues 1% ahead of 2007. The Financial Times and Mergermarket are continuing to increase their content revenues and build their audiences through the volatility in global financial markets. Mergermarket is achieving good sales growth and strong renewal rates. Operating profits continue to show good growth, as expected, and for the full year we expect FT Publishing to increase profits even if there is no growth in advertising revenues. At Interactive Data, sales are up 8%, benefiting from continued new business wins.

At Penguin, sales are up 3% with a strong publishing performance from both new and established authors including Eckhart Tolle (A New Earth), Elizabeth Gilbert (Eat, Pray, Love), Jamie Oliver (Jamie at Home) and Jane Green (Second Chance). The fourth quarter is an important selling season in consumer publishing and Penguin remains on track to reach its goal of a double-digit margin for the full year with a strong line-up of bestselling authors including Jamie Oliver (Jamie's Ministry of Food), Jeremy Clarkson (For Crying Out Loud), Patricia Cornwell (Scarpetta) and Nora Roberts (The Pagan Stone).

Exchange rates: Pearson generates around 60% of its sales in the United States, and each five cent change in the average £:$ exchange rate for the full year (which in 2007 was £1:$2.00) has a translation impact of approximately 1p on adjusted earnings per share. The average rate during the first nine months of 2008 was £1:$1.95 (compared to £1:$1.99 in the first nine months of 2007) and the closing rate at the end of September was £1:$1.83).

Revenue growth analysis:

first nine months of 2008

	Headline	CER	Underlying

North American Education	13%	11%	3%
International Education	16%	10%	(2)%
Professional Education	2%	(1)%	(1)%
Pearson Education	13%	10%	1%
FT Publishing	15%	14%	8%
Interactive Data	12%	8%	7%
FT Group	14%	11%	8%
Penguin	6%	3%	4%
Total	12%	8%	3%

Note: Throughout this statement, all growth rates are stated on a Constant Exchange Rate (CER) basis from continuing operations, excluding the impact of currency movements, unless otherwise stated. Underlying growth rates exclude the impact of both currency movements and portfolio changes.

*Based on Reuters and Bloomberg range of estimates.

ENDS

For more information:

Luke Swanson/ Simon Mays-Smith/ Charles Goldsmith               + 44 (0) 207 010 2310

Except for the historical information contained herein, the matters discussed in this press release include forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those predicated by such forward-looking statements. These risks and uncertainties include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in the company's publicly-filed documents, including the company's annual report. The company undertakes no obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:   15 October 2008

By:   /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary